Exhibit (a)(3)


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April 23, 2007

TO:          UNIT HOLDERS OF AMRECORP REALTY FUND II

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all Units of limited partnership interest (the "Units") in AMRECORP REALTY FUND II (the "Partnership") at a purchase price equal to:

                                  $90 per Unit
                                  ------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in AMRECORP REALTY FUND II without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. This Offer Price is 44% higher than the latest tender offer of which the Purchasers are aware.

     o EQUIVALANT TO APPRAISED VALUE. This Offer is approximately equivalent to what the General Partner estimated limited partners would receive ($87 to $92 per Unit) if the Partnership's property were sold at appraised value as of January 2, 2007, assuming prepayment of the Partnership's loan is required. (see Schedule 13e-3 filed by the Partnership on March 2, 2007).

     o EQUIVILANT TO GENERAL PARTNER OFFER. This Offer is approximately equivalent to what the General Partner estimated limited partners would receive in its offer ($87 to $92 per Unit), assuming prepayment of the Partnership's loan is required. The General Partner was recommending that limited partners approve its offer and has a duty to act in their best interests. (see Schedule 13e-3 filed by the Partnership on March 2, 2007).

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The partnership is currently set to terminate on or before December 31, 2014, although the General Partner said it intends to actively market the Partnership's property for sale, but there can be no assurance as to when the property can be sold and the Partnership liquidated.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

     o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.


After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. This Offer expires (unless extended) May 23, 2007.